Exhibit 17.1

Joel Girsky 29 Winter Lane

Dix Hills, NY 11746

August 24, 2020

Delivered By Email

Board of Directors Frequency Electronics, Inc.

55 Charles Lindbergh Boulevard

Mitchel Field, New York 11553

Attention: Dr. Stanton Sloane, President and Chief Executive Officer

Gentlemen:

I have served on the Board of Directors (the “Board”) of Frequency Electronics, Inc. (the “Company”) for more than thirty years, including service as Chairman of the Board and, until very recently, Chairman of the Audit Committee of the Board. Pursuant to Section 141(b) of the Delaware General Corporation Law and Section 2.2 of the Amended and Restated Bylaws of the Company, I hereby resign from the Board of Directors of the Company, effective immediately. If and to the extent that I hold any other positions with the Company or any of its subsidiaries, I hereby resign those positions, too.

With specific reference to Items 5.02(a)(1) and 5.02(a)(2) of SEC Form 8-K and as my statement of the circumstances surrounding this resignation, I wish to note for the record several disagreements that I have with the Company, as directed by the incumbent Board majority and current management, on matters relating to the Company’s operations, policies and practices.

Among other things, my disagreements relate to the following:

●       The Company has adopted a policy and practice of depriving me, a director, of information necessary to exercise legally required, effective oversight of management. Beginning with the Company’s decision to terminate its founder and Chief Scientist, Martin Bloch, Board meetings have been Kabuki theatre in contrast to the fully- informed decision-making sessions required by state law, the Sarbanes-Oxley Act and Nasdaq rules. Board actions have been pre-ordained; relevant information has been withheld as information requests have been ignored; responses to information inquiries have been slow-walked when not summarily denied; and Board meetings themselves have been rushed, pro forma, check-the-box processes, without more. The Board majority will listen no longer to opposing points of view in Board meetings, or between meetings, and has instead abdicated its responsibilities and its judgment to the Company’s regular outside legal counsel. This is not good governance. It is the Good Old Boys Club echo chamber that the federal Sarbanes-Oxley Act was enacted to end. For a few examples of the defective policy and practice in action, consider these:

o

When I sought last month to obtain relevant facts from the Company in order to discharge my duties as a director, legal counsel to the Company replied by telling me to put my questions in writing. Worse than that, such counsel did not answer my questions. No other director of the Company is subject to such a process, which (1) is burdensome, (2) severely disables me as a director from exercising effective oversight required by law and (3) positions the Company to script evasive answers. Requiring a director to pose questions in writing makes a mockery of the Sarbanes-Oxley reforms aimed at increasing director independence and strengthening Board oversight of management.

o

I asked to see the time entries on the invoices for legal services to the Company, seeking to determine who was on each call and to understand why the charges were so high. This was consistent with my review of fees, charges and costs undertaken with respect to the Company’s auditor. Significantly, the same law firm that advises and represents the Company in the Bloch matters and disputes (as to which you and they assert that I am conflicted) also advises and represents the Company on a number of matters unrelated to the Bloch disputes but highly relevant to other Board-level concerns (as to which no one has suggested a conflict on my part). The CEO initially told me that I would be able to obtain the detail that I requested. Nevertheless, in good time, my request was denied because, as the CEO explained to me, the law firm whose time entries that I was asking about had advised the Company against disclosing them to me. This obstruction is no more defensible than it would be for an auditor to refuse to show challenged audit work papers to an Audit Committee member. The conflict of interest is obvious, as is the prejudice to my ability to discharge my fiduciary duties.

o

I asked repeatedly whether the Company’s directors’ and officers’ insurance carrier has acknowledged responsibility for losses, costs and expenses arising from the Bloch disputes. The CEO told me repeatedly that the carrier had not yet advised of the amount being covered and that the same law firm is attempting to obtain an answer. I believe that the answer to my question is either known or knowable, and the answer is important because it materially affects the Company’s financial statements relied upon by the investing public. It is my job as a director to exercise care relative to the Company’s financial statements. But my inquiries have been unavailing.

●       The Board majority misinterpreted “disagreement” as “disloyalty” and set upon a course of conduct which stifled dissent and which makes it impossible for an individual to exercise independent judgment as a member of the Board. You asserted that I was disloyal to the Company because I wouldn’t fall into line as you fired the Company’s founder and were sued by him for that. I will continue to tell the truth about your rush to judgment against Martin Bloch. Knowing that I won’t capitulate to your strong-arm tactics, you decided to freeze me out of your processes and decisions, ignoring the fact that I, too, am a director of the Company, charged with exercising independent judgment after developing a record of all the relevant facts and entitled to unfettered, unfiltered access to relevant information.

●       With reference to Martin Bloch and the Company’s on-going dispute with him, I advocated working out issues, a cost-benefit analysis, and reaching for a consensus, but the Board majority rushed to judgment and picked a fight. The Board majority refused to provide additional time for a fair process in considering Bloch’s termination, which in my view would have avoided the expensive, risky disputes with Bloch in which the Company is now immersed. The law firm that recommended the approach adopted by the Board majority is now defending the Company in the Bloch litigation and arbitrations, earning significant additional fees in the process. Its conflict of interest is obvious.

●       Although you’ve gone to mere “check-the-box” corporate governance, sometimes you don’t even bother to check the box. I was informed that I had been voted off the Audit Committee (of which I was Chairman) when in July the Board re- staffed its Committees and dropped me from all of them. But that is not what happened. I attended that Board meeting. While re-staffing was mentioned in pre-meeting materials, at the Board meeting not only was there no discussion of Board committees or their work; there was no mention of Board committee staffing, either. This is no way to run a board of directors. The Board should discuss the candidates for Committee positions before voting on them irrespective of any pre-meeting agenda. Regardless of that, the Board should be asked expressly to vote on the matter. Assent to an agenda cannot lawfully be presumed from the mere existence of the agenda.

●       A possible change of control, and stock purchases and awards, are not being discussed in Board meetings as would be correct. There have been conversations among some directors about taking the Company private. This has no obvious relationship with the Bloch disputes, as to which the Board majority asserts that I am conflicted and that they are not conflicted, despite capital gains which some might realize in a buy-out, especially if the Company’s obligations to Bloch are terminated. Nevertheless, I have been largely excluded from those conversations. I believe that at least one of the directors has been purchasing Company stock through affiliates during this same time period. These purchases were not vetted in any Board meeting in which I was present, and I have attended every Board meeting in the last year. I also believe that the CEO has bought additional shares recently.

●       The Company’s emerging pattern and practice of discriminating against employees and directors by reason of their age is worrisome. Mr. Bloch was the oldest employee and director of the Company when he was terminated. Only Bloch and one other director are older than me as I submit this resignation, having been ostracized since my dissent from Bloch’s hasty termination. I am aware of at least two pending lawsuits and/or EEOC claims, apart from the Bloch disputes, that have been filed recently against the Company by long-serving employees, each alleging age-based employment discrimination. The second of these claims was not identified to me as a director but uncovered by other means. I have no idea how many other claims have been threatened or made. The emerging pattern and practice has not been discussed in a Board meeting, which is worrisome.

I submit my resignation knowing that the Board and its regular outside counsel are obstinate in their views and will not change because of my disagreements. In fact, my on-going efforts to obtain necessary information to discharge my duties as an independent director and to otherwise resolve the matters described above have been rejected summarily by the Company. Like Pharaoh, you have made up your mind despite all evidence to the contrary. Like Pharaoh, you will be unmoved by this.

As a fiduciary resigning my position, I believe that an investigation into these matters is warranted in the interest of the Company’s public stockholders. In view of the obvious bias of the incumbent Board and its regular outside counsel, evidenced by the treatment given me (and summarized above) ever since I dissented from the Board’s decision (advised by such counsel) to terminate Mr. Bloch, that investigation should be conducted by a law firm having no relationship with the Company or with any of its directors or officers, if not by the SEC, the New York Investor Protection Bureau or Nasdaq. I can be reached at my address, stated above, or by telephone at (631) 423-5130, if there is a sense that I can be helpful in such an investigation.

Sincerely,

/s/ Joel Girsky